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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

PROXIM CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

744283 20 1
(CUSIP Number of Class of Securities Underlying Common Stock)

Kevin J. Duffy
Chief Executive Officer
Proxim Corporation
935 Stewart Drive
Sunnyvale, CA 94085
(408) 731-2700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to: Richard J. Tallman General Counsel and Secretary 935 Stewart Drive Sunnyvale, CA 94085 (408) 731-2700	And copies to: Robert G. Day Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 93404 (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

Not Applicable	Not Applicable

*
Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.
☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        Attached is Proxim Corporation's (the "Company") annual report on Form 10-K for the year ended December 31, 2004 (the "Form 10-K"). The Form 10-K contains certain disclosures relating to the Company's intent to re-price its outstanding stock options following stockholder approval of the re-pricing (the "Option Exchange") and the Company's announcement on December 21, 2004 to that effect.

        The Form 10-K does not constitute an offer to holders of options to purchase Company Common Stock to exchange or otherwise tender their options. In the event that the Company solicits stockholder approval for the Option Exchange and in the event that the Company's stockholders approve the Option Exchange, the Company will commence the Option Exchange at such time as determined in the discretion of the Company's Compensation Committee.

        At the time the Option Exchange is commenced, the Company will provide option holders who are eligible to participate in the Option Exchange with written materials explaining the precise terms and timing of the Option Exchange. Persons who are eligible to participate in the Option Exchange should read these written materials carefully when they become available because they will contain important information about the Option Exchange. The Company also will file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the Exchange. Company stockholders and option holders will be able to obtain these written materials and other documents filed by the Company with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission's ("Commission") website at www.sec.gov.

ITEM 12. EXHIBITS.

EXHIBIT NUMBER	DESCRIPTION
99.1	Proxim Corporation's Annual Report on Form 10-K for the year ended December 31, 2004 (incorporated by reference to the Company's Form 10-K filed with the Commission March 9, 2005).
99.2
Communication of December 21, 2004 to Proxim Corporation Employees from Kevin J. Duffy, then President of Proxim Corporation (incorporated by reference to the Company's Schedule TO filed with the Commission December 22, 2004).

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  ITEM 12. EXHIBITS.